SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1/A OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                            WIRELESS SYNERGIES, INC.
                    -----------------------------------------
                            (Name of Subject Company)

                    Common Stock, $.001, par value per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    97653X103
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Benjamin Hansel
                                    President
                                  2001 Potomac
                              Houston, Texas 77057
                                 (713) 785-6809

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------

                                 With a copy to:

                             Stephen A. Weiss, Esq.
                             Richard M. Rosier, Esq.
                              Greenberg Traurig LLP
                                MetLife Building
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

--------------------------------------------------------------------------------

      This Information Statement is being mailed to holders of record of shares of common stock, par value $.001 per share (the "Common Stock"), of Wireless Synergies, Inc., a Nevada corporation (the "Company") on or about
March 15, 2002, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

      The Company has recently entered into an agreement relating to a transaction which will ultimately result in the replacement of the majority of the Board of Directors of the Company. The following is a brief summary of this transaction. Please see "Change in Control" for a more complete description of the transaction.

      On February 12, 2002, the Company entered into an Agreement and Plan of Merger, as amended and restated in its entirety on March 14, 2002 (the "Merger Agreement"), which sets forth the terms and conditions of a proposed business combination of the Company and 2K Sounds, Inc., a California corporation ("2K"). Pursuant to the Merger Agreement, 2K Sounds Merger Co., Inc. a California corporation and a direct, wholly-owned subsidiary of the Company ("Merger Sub"), will merge with and into 2K, with 2K as the surviving corporation. 2K will as a result become a wholly-owned subsidiary of the Company. It is currently anticipated that the consummation of the merger will occur no sooner than ten
(10) days after the date this Information Statement is first mailed to the Company's stockholders.

      2K locates new musical talent, and produces, promotes and distributes their music through a variety of methods, including joint ventures with major labels, sub-labeling and partnerships on albums by existing artists. Most significantly, 2K has entered into a direct distribution agreement with EMD, a division of EMI, one of the five major world-wide music companies, under which EMD will distribute all of 2K's music offerings.

      It is presently anticipated that upon consummation of the merger, Benjamin Hansel, currently the sole member of the Board of Directors of the Company, will resign from the Board of Directors of the Company, and that John Guidon, Michael Blakey and Bruce Gladstone will each be appointed to the Board of Directors of the Company. Therefore, it is presently anticipated that no sooner than ten (10) days after the date this Information Statement is first mailed to the Company's stockholders, the Board of Directors of the Company will consist of John Guidon, Michael Blakey and Bruce Gladstone.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

      On March 13, 2002 (the "Record Date"), there were 4.5 million shares of Common Stock issued and outstanding. As of the Record Date, (i) no shares of Common Stock were reserved for issuance pursuant to option grants, and (ii) no shares of Common Stock were reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for, shares of Common Stock. Each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held by him. The Common Stock is the only capital stock of the Company outstanding.

      The following table sets forth certain information with respect to persons known by the management of the Company to own beneficially more than five percent (5%) of the Common Stock of the Company as of February 25, 2002:

                                                 -------------------------------
                                                   AMOUNT AND       PERCENTAGE
                         NAME AND ADDRESS OF         NATURE            OF
  TITLE AND CLASS OF      BENEFICIAL OWNER       OF BENEFICIAL        CLASS
         STOCK                                     OWNERSHIP
--------------------------------------------     -------------------------------

Common Stock            J.P. Beehner
                        PO Box 2370                   1,250,000        27.78%
                        Alvin, TX 77512-2370            (direct
                                                     ownership)

Common Stock            Dorothy A. Mortenson
                        2400 Loop 35 1502             1,450,000        32.44%
                        Alvin, TX 77511                 (direct
                                                  ownership)(1)

(1) Dorothy Mortenson's shares include 200,000 shares owned by her husband, David R. Mortenson.

            [The remainder of this page is intentionally left blank]

CHANGE IN CONTROL

      Pursuant to the Merger Agreement, the Company will cause to be consummated a business combination between Merger Sub, its wholly owned subsidiary and 2K, upon the terms and conditions set forth in the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into 2K, with 2K as the surviving corporation. As a result, 2K will become a wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, the Company will issue 15.5 million shares of its common stock, $.001 par value per share (the "Wireless Common Stock"), to the stockholders of 2K, which represents 77.5% of the fully-diluted equity capitalization of the Company. It is currently anticipated that the consummation of the merger will occur no sooner than ten (10) days after the date this Information Statement is first mailed to the Company's stockholders.

      The Company agreed that simultaneously with the consummation of the merger, the existing director of the Company and Merger Sub (the "Existing Director") would appoint John Guidon, Michael Blakey and Bruce Gladstone, each designated by 2K, to the Boards of Directors of the Company and Merger Sub. Upon the effectiveness of such appointments, the Existing Director and the officers of the Company will resign from their respective positions.

      Following the consummation of the merger, the total number of shares of Wireless Common Stock issuable to the holders of: (i) 2K's common stock, par value $.001 per share; (ii) 2K Series A preferred stock, par value $.001 per share; and (iii) outstanding 2K stock options, may be increased if a $1.5 million private placement of securities of the Company proposed under the Merger Agreement (the "Financing"), dilutes the aggregate percentage equity interest held by all 2K stockholders in the Company below 75% of the total number of shares of Wireless Common Stock outstanding. In such event, simultaneous with the closing of the Financing, the Company will issue to 2K stockholders (on a pro rata basis), that number of additional shares of Wireless Common Stock as shall be necessary to adjust up to 75% the aggregate percentage equity interest held by all 2K stockholders in the Company.

      In addition, if and to the extent that the Financing is, for any reason, not consummated within 90 days following the consummation of the merger, then the Company shall issue to the 2K stockholders (on a pro rata basis) additional shares of Wireless Common Stock so as to increase above 75% the aggregate percentage equity interest held by all 2K stockholders in the Company, after giving effect to the Financing and the issuance of such additional shares of Wireless Common Stock, on the basis of a 1.0% increase for every $100,000 less than the $1.5 million of Financing consummated.

      Due to the issuance of the 13.5 million shares of Wireless Common Stock and the change in the officers and directors of the Company and Merger Sub, both of which will become effective on the date of the consummation of the merger, which is currently expected to occur no sooner than ten (10) days after the date this Information Statement is first mailed to the Company's stockholders, a change in control of the Company will occur on the date of such consummation.

                      DIRECTORS AND EXECUTIVE OFFICERS AND
                             NOMINEES FOR DIRECTORS

      The following table sets forth as of March 14, 2002 certain information with respect to the directors and named executive officers of the Company and those persons nominated or who will be nominated to fill the vacancies on the Board of Directors of the Company pursuant to the transactions contemplated by the Merger Agreement (the "Director Nominees").

   NAME OF BENEFICIAL OWNER        AMOUNT AND     PERCENT OF   PERCENT OF
                                   NATURE OF        CLASS         CLASS
                                   BENEFICIAL       BEFORE        AFTER
                                   OWNERSHIP(1)     MERGER       MERGER(2)
--------------------------------------------------------------------------------

Benjamin Hansel - Chairman and                 0           0 %          0%
President

John Guidon - Director Nominee         4,231,811           0       21.159%

Michael Blakey - Director              3,614,144           0       21.159%
Nominee

Bruce Gladstone -  Director              765,291           0         3.826%
Nominee

Michael Nixon - Director Nominee       2,546,726           0        12.734%

All executive officers and            11,579,972           0        55.789%
directors of the Company as a
group (four persons)


      (1) Represents shares of the Company anticipated to be received by the Director Nominees upon consummation of the merger.

DIRECTORS,  DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

Benjamin Hansel               35 years old      Sole Director
                                                President and CEO

      Mr. Hansel has served as President and CEO of the Company since December, 2001. Concurrently with serving as President of the Company, Mr. Hansel has served as President and CEO of Hansel Capital, an Investment Banking consulting firm. For the three years to his current positions, Mr. Hansel served as a finance director for the Burt Automotive Group. Prior to that, Mr. Hansel served as marketing director for Mega Centros de Mexico, a commercial real estate development group. Mr. Hansel held this position until December, 1994.

      Mr. Hansel is expected to resign all offices he holds with the Company 10 days following the date of this Information Statement is mailed to the Company's stockholders.

John Guidon                   43 years old      Director Nominee
                                                Chief Executive Officer - elect

      Mr. Guidon has served as President and CEO of 2K Sounds since November of 1999. Prior to his employment at 2K Sounds, Mr. Guidon served as Vice President, Strategic Planning and Vice President, in the networking division of National Semiconductor Inc. from May of 1998 to July of 1999. Mr. Guidon also founded and served as President and CEO of

ComCore Semiconductor, Inc. from December of 1996 until May of 1998, when that company was sold to National Semiconductor Inc. ComCore Semiconductor specialized in the design of DSP-based communications products.


Michael Blakey                43 years old      Director Nominee

      Mr. Blakey formed 2K Sounds with John Guidon in November 1999. Mr. Blakey's responsibilities at 2KSounds encompass all direction and management of the music aspects of the business. He and his staff have responsibility for A & R (Artists and Repertoire), artist development, production and direction of promotional activities. Michael also has joint responsibility (with John Guidon) for negotiation of joint venture and sub-labeling agreements. For the four years prior to joining 2KSounds, Mr. Blakey ran his own independent production company with Peter Rafelson (Platinum Productions/Rafe Music). During that same period Mr. Blakey was also a co-owner of Big Bear Music (a music promotion company).

Bruce Gladstone               67 years old      Director Nominee

      Mr. Gladstone joined 2K Sounds in November 1999. Prior to joining 2K Sounds, Mr. Gladstone was a founder, board member and vice president at ComCore Semiconductor, a semiconductor company specializing in the design of DSP-based communications products, from 1997-- 1998 Mr. Gladstone held various positions prior to 1997, including CEO and President of FutureData Corporation, FutureNet Corporation and Chronology Corporation.

J. Michael Nixon              56 years old      Director Nominee

      For more than 10 years prior to 1998, Mr. Nixon was a principal stockholder and executive officer of QI Corporation, a substantial supplier of building materials to the home building industry. In 1998 Mr. Nixon led a consolidation of a number of similar privately owned businesses in the building materials supply industry, and in 2000 these businesses were sold to Masco Corporation, a New York Stock Exchange listed company. Since 2000, Mr. Nixon has been engaged in private investments.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

Meetings of Directors

      During the last full fiscal year ended June 30, 2001, the Company's Board of Directors met or acted by Unanimous Written Consent a total of one time. No incumbent director attended fewer than 75% of the aggregate number of meetings of the Board and committees of which he was a member.

Committees of the Board of Directors

      The Company does not have any standing audit, nominating or compensation committees of the Board of Directors.

Director Compensation

      The Company does not pay directors any compensation as a director.

Executive Compensation

      The Company has no employment contracts with any of its named executive officers who were employees, and has no compensatory plan or arrangement with any of its named executive officers in which the amount to be paid exceeded $100,000 and which were activated upon resignation, termination or retirement of any such named executive officer upon a change in control of the Company.

Certain Legal Proceedings

      To the knowledge of the Company, there are no material proceedings to which any director, executive officer or affiliate of the Company, owner of record or beneficially of more than 5% of any class of voting securities of the Company or any associate of any such director, executive officer or affiliate of the Company or securityholder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Transactions with Management and Others. The nominees for director have a material interest in the transactions contemplated by the Merger Agreement, as described above under the caption "Change in Control." The nominees for director, John Guidon, Michael Blakey and Bruce Gladstone respectively will receive 4,231,811, 3,614,144 and 765,291 shares of Wireless Common Stock in the merger. Additionally, as described above under the caption "Change in Control," these individuals will become directors of the Company upon consummation of the transactions contemplated by the Merger Agreement. Except as described above, there are no other transactions between the Company and any directors, nominees for director, executive officers of the Company, any securityholder who is known to own of record or beneficially more than five percent of the Company's voting securities, or any member of the immediate family of the foregoing persons, in which the amount of the transaction exceeds $60,000.

      Certain Business Relationships. To the knowledge of the Company, there are no business relationships between directors or nominees for director and the Company, nor have any such relationships existed during the Company's last fiscal year.

      Indebtedness of Management. To the knowledge of the Company, no directors or nominees for director have been in debt to the Company for amounts in excess of $60,000 at any time since the beginning of the Company's last fiscal year.

COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

      Pursuant to Section 16 of the Exchange Act, the Company's directors and executive officers and beneficial owners of more than 10% of the Common Stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the Common Stock. Based solely on a review of such reports provided to the Company and written representations from such persons regarding the necessity to file such reports, the Company is not aware of any failures to file reports or report transactions in a timely manner during the Company's fiscal year ended June 30, 2001.